PURE NICKEL INC.

ANNUAL REPORT TO SHAREHOLDERS

CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS

NOVEMBER 30, 2008

Dear Fellow Shareholders:

As I commence writing this annual message, I am very cognizant of that fact that for many of us owning shares in a junior exploration company, 2008 was not particularly pleasant. The downturn in commodity and particularly base metal prices and the resulting serious decline in resource sector share prices affected all of us. Turbulent times test management and require us to continuously adapt our strategies and goals to reflect the reality of changing economic conditions. In 2008, Pure Nickel’s management demonstrated strong leadership by taking the company through a difficult period and did not just survive, but moved the company forward and put Pure Nickel in a very favourable position for the years to come. We exit 2008 with:

  A strong balance sheet

  A major partnership on our premier project

  A strong, experienced exploration capacity

  A portfolio of other projects that provide you, our shareholder, with a well diversified prospect for ultimate exploration success

In contrast to 2007, when Pure Nickel moved rapidly to establish itself, in 2008 we committed to focus on fewer initiatives and concentrate on execution of our strategies and tactics. Early on we established that notwithstanding the swirling markets, we would continue to deliver on those elements of our plan that would position us well when the markets recovered and ultimately deliver shareholder value. I feel confident in saying to you that we did what we set out to do. The following are some brief comments on a selection of highlights of 2008.

MAN – An unlimited blue sky future

On November 5, 2008 we were extremely pleased to announce the granting of a US$ 40 million option to earn-in on our MAN, Alaska project to ITOCHU Corporation of Tokyo. This major accomplishment came about as a result of the collective efforts of our team. At a minimum it provides Pure Nickel with added financial stability to see us through the next several years. If we are successful, and we believe we will be, the funding from this partnership will see MAN through early stage exploration to resource definition and beyond.

Our vision for MAN, shared by ITOCHU, is that we have the potential for the discovery and development of a world class resource. Perhaps the world’s next major nickel camp.

Our partnership with ITOCHU resulted from a concerted and focused effort. Early in 2008, recognizing the huge potential of the MAN project, we committed to marketing the project to a group of select companies that had the capacity and ability to make a long term commitment. In the end, we could not be more pleased with the outcome.

William Lake – One step closer to a commercial resource

During the cold winter months of 2008 we executed a very successful 7800 metre drill program at the William Lake project in Manitoba. The program had numerous high grade nickel intersections, uncovered a new mineralized zone and revealed, for the first time, ore very similar in grade and tenor, to that of the original mines found in the northern portion of the Thompson nickel belt. This is the most southern incidence of this "Thompson" ore and holds great promise for future development. William Lake remains our most developed project and we are looking forward to renewed exploration activities later in 2009.

Joint Ventures – Tower and Raglan properties optioned, success at Manibridge and HPM Forgues

In 2008 we expanded our exploration capacity by executing new options to earn-in on our Tower property and 2 of our Raglan claims. In the latter case, we expect our partner, Minergy Limited to undertake an aggressive program over the next several drill seasons. Initial work done there during the summer revealed numerous high quality targets that will be examined by Minergy.

Existing partnerships at Manibridge and HPM Forgues enjoyed successful summer drill seasons and we are confident that work will continue, as appropriate, to move each of these projects forward. In aggregate, over $4 million was expended or funded on our projects by our various partners in 2008. That amount will increase in 2009.

Financial Strength – Commence the year strong, exit the year strong

As a result of our successful capital raise in 2007, we entered 2008 with a very strong cash position. We are very pleased to report that we also ended 2008 with a strong cash position. This was the result of our focused and prioritized approach on allocation of exploration expenses and the reimbursement of our 2008 MAN exploration expenses from ITOCHU. This strong position will be maintained in 2009 and beyond.

For 2009

During 2009 we will continue to position Pure Nickel for success. What does that mean? First and foremost it means we are making our work as the operator of the MAN project our top priority in 2009. It is mission critical to secure ITOCHU’s approval to vest their initial 20% interest following our 2009 summer program. Vesting will not only be important to us financially, it will also signal ITOCHU’s ongoing confidence in our project.

Next, it is our goal to secure a significant partnership for another of our projects. This is ambitious certainly, given the ongoing market conditions, but we have already commenced work on this issue and retain a degree of cautious optimism that we can be successful. William Lake and Fond du Lac would be prime candidates for a significant earn-in arrangement.

Turning to our own plans for exploration in addition to MAN, Pure Nickel is committed to moving its premier projects forward through exploration. That said, we must recognize that we are a pure exploration company. Exploration is funded by our capital. We expend exploration dollars with the expectation that we will increase shareholder value through appreciation of our share prices. It would not be prudent to expend capital resources when, due to market conditions, there is limited prospect that a sustained appreciation in share prices will result if we are successful. At this time we do not foresee any company funded exploration activity prior to the fall. We are constantly monitoring the situation and will re-assess our position accordingly.

Finally, given our strong cash position and good control on expenses, we do not anticipate the need to raise capital in 2009. Our view is that we need to execute the components of our 2009 plan, doing the right things to create shareholder value over time.

In closing, thank you for your support of Pure Nickel over what has proven to be a difficult period for the junior exploration sector. We are confident in our ability to weather this period and flourish. We strive to justify your decision to invest in us.

David R. McPherson

President and Chief Executive Officer
February 9, 2009

PURE NICKEL INC.

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2008

AUDITORS' REPORT

To the Shareholders of
Pure Nickel Inc.

We have audited the consolidated balance sheets of Pure Nickel Inc. (the "Company") as at November 30, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
December 17, 2008

PURE NICKEL INC.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and management’s discussion and analysis of the consolidated financial position and results of operations (MD&A) of Pure Nickel Inc. are the responsibility of the management of the Corporation and have been approved by its Board of Directors. The consolidated financial statements and MD&A were prepared by management in accordance with accounting principles and disclosure requirements generally accepted in Canada.

The preparation of financial statements and MD&A requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgment by management to present fairly and consistently the consolidated financial position and the results of operations of the Corporation. In management’s opinion, estimates have been properly reflected in the consolidated financial statements and MD&A. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost effective basis, of the reliability of financial information.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee composed of independent directors. The committee meets with management and the Corporation’s independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the consolidated financial statements and MD&A and the independent auditors’ report to the shareholders. The Committee reports its findings to the Board for consideration when approving the annual consolidated financial statements and MD&A for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Corporation’s independent auditors.

The consolidated financial statements have been audited by the Corporation’s independent auditors, SF Partnership LLP, in accordance with generally accepted auditing standards, on behalf of shareholders. The external auditors have free access to the Audit Committee. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

/s/ David R. McPherson	/s/ Jeffrey D. Sherman
Dave McPherson	Jeffrey D. Sherman
Chief Executive Officer	Chief Financial Officer

February 9, 2009

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	$7,700,559	$12,960,396
Short-term investments (restricted – Note 5)	50,000	–
Amounts receivable	32,015	377,652
Prepaid expenses and deposits	42,984	321,433
	7,825,558	13,659,481
Fixed assets (Note 6)	17,269	27,258
Mineral properties (Note 7)	39,143,940	35,502,123
Investments	2,375	–
	$46,989,142	$49,188,862

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$158,722	$345,517
Accrued liabilities	297,105	131,559
	455,827	477,076

Shareholders' equity:
Share capital (Note 8)	45,213,503	45,213,503
Contributed surplus (Note 9)	11,615,950	11,362,381
Deficit	(10,296,138)	(7,864,098)
	46,533,315	48,711,786
	$46,989,142	$49,188,862

Nature of operations (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

"Dave McPherson"	"Harry Blum"
Dave McPherson, Director	Harry Blum, Director

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

	2008	2007
Revenues	$–	$–
Expenses:
Administration and general	1,972,406	4,946,798
Loss before other income (expenses)	(1,972,406)	(4,946,798)
Other income (expenses):
Foreign exchange gain (loss)	302,950	(331,560)
Interest income	301,390	378,816
Interest expense	–	(7,830)
Impairment of fixed assets	(17,501)	–
Impairment of mineral properties (Note 7)	(647,368)	(2,659,219)
Change in fair value of investments	(399,105)	–
Transaction fees for reverse takeover
transaction	–	(158,984)
	(459,634)	(2,778,777)
Net loss and comprehensive loss for the year	(2,432,040)	(7,725,575)
Deficit, beginning of year	(7,864,098)	(138,523)
Deficit, end of year	$(10,296,138)	$(7,864,098)
Loss per share – basic and diluted	$(0.04)	$(0.18)
Weighted average number of shares	67,765,559	43,644,922

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

	2008	2007
Operating activities:
Net loss for the year	$(2,432,040)	$(7,725,575)
Items not affecting cash:
Depreciation	27,409	13,875
Impairment of fixed assets	17,501	-
Impairment of mineral properties	647,368	2,659,219
Change in fair value of investments	399,105	-
Stock-based compensation	253,569	2,385,488
	(1,087,088)	(2,666,993)
Changes in non-cash working capital items:	-
Amounts receivable	345,637	(209,262)
Prepaid expenses and deposits	278,449	(125,287)
Income taxes		(57,937)
Accounts payable	(186,795)	220,848
Accrued liabilities	165,546	52,559
Total cash flows used in operating activities	(484,251)	(2,786,072)
Investing activities:
Capitalized mineral property expenditures,
net of recoveries	(4,690,665)	(23,955,313)
Purchase of short-term investments	(50,000)	1,000,000
Acquisition of fixed assets	(34,921)	(17,296)
Total cash flows used in investing activities	(4,775,586)	(22,972,609)
Financing activities:
Shares issued for cash, net of cash share
issue costs	-	28,414,276
Proceeds from issuance of warrants	-	6,221,887
Cash and cash equivalents acquired in
reverse takeover transaction (Note 3)	-	3,664,761
Repayments of note payable	-	(100,000)
Total cash flows provided by financing
activities	-	38,200,924
Effects of changes in foreign exchange rates on
cash and cash equivalents	-	3,593
Increase (decrease) in cash and cash equivalents
during the year	(5,259,837)	12,445,836
Cash and cash equivalents, beginning of year	12,960,396	514,560
Cash and cash equivalents, end of year	$7,700,559	$12,960,396
Cash and cash equivalents consist of:
Cash	$5,703,031	$12,960,396
Term deposits	1,997,528	-

	$7,700,559	$12,960,396

Supplementary cash flow information (Note 13)
The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

1.

NATURE OF OPERATIONS

Pure Nickel Inc., formerly Nevada Star Resource Corp., (the "Company") was incorporated under the laws of British Columbia, Canada and continued in the Yukon Territory of Canada in 1998. On March 30, 2007, Pure Nickel Inc. was acquired in a reverse takeover transaction.

The Company is a mineral property exploration company and has not yet determined whether its mineral properties contain economically recoverable reserves. The recoverability of the amounts shown for mineral properties is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to enter into joint ventures or obtain financing to successfully complete their development, and upon future profitable production.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They are expressed in Canadian dollars and include the accounts of all subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

(b)

Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock-based compensation. Actual results could differ from these estimates.

(c)

Cash and cash equivalents
Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less that are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(d)

Short-term investments
Short-term investments consist of highly liquid short-term interest-bearing securities with a term to maturity of greater than three months on the date of purchase, and less than one year from the fiscal year-end. Short-term investments are recorded at the lower of cost or fair value. Funds that are not available for use by the Company are noted as restricted.

(e)

Fixed assets
Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Mining equipment	30%
Office equipment	20%
Computer hardware	30%
Computer software	100%

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Mineral properties
Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment in value. The recorded cost of mineral properties consists of cash paid, the value of shares or warrants issued, and exploration and development costs incurred. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess recognized as income.

(g)

Investments
Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option-pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statements of operations, comprehensive loss and deficit.

(h)

Impairment of long-lived assets
The recoverability of long-lived assets, which include fixed assets, investments, and mineral properties, is assessed when an event occurs that indicates impairment. Recoverability is based upon factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable and exceeds its fair value. At that time the carrying amount is written down to fair value.

(i)

Foreign currency translation
The consolidated financial statements are stated in Canadian dollars, which is the Company's functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

(j)

Loss per share
Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)

Stock-based compensation
The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan at fair value in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook section 3870

– Stock-Based Compensation and Other Stock-Based Payments. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The fair value of each grant is determined using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

(l)

Asset retirement obligations
The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred and the corresponding asset retirement cost is added to the carrying amount of the related asset. The cost is amortized over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at November 30, 2008 and 2007, the Company had not incurred any asset retirement obligations related to the exploration of its mineral properties.

(m)

Income taxes
Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(n)

Financial instruments
Cash and cash equivalents, short-term investments and investments are designated as held-for-trading and are measured at fair value. Amounts receivable are designated as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities and are measured at amortized cost. Changes in fair value of held-for-trading financial instruments are reflected in the consolidated statements of operations, comprehensive loss and deficit and included in deficit on the consolidated balance sheets.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

3.

REVERSE TAKEOVER TRANSACTION

On March 30, 2007, Nevada Star Resources Corp. acquired the issued and outstanding common shares of old Pure Nickel Inc. by issuing 17,901,703 (89,508,515 pre-split adjusted) common shares of Nevada Star valued at $13,426,276 to the shareholders of old Pure Nickel in a reverse takeover transaction. Upon the completion of the transaction, old Pure Nickel was amalgamated with a subsidiary of Nevada Star and Nevada Star changed its name to Pure Nickel Inc. The transaction has been accounted for as a reverse takeover transaction. Consequently, for accounting purposes, the legal parent company (Nevada Star) in the reverse takeover transaction is deemed to be a continuation of the legal subsidiary (old Pure Nickel), which is regarded as being the acquirer. Accordingly, the consolidated financial statements reflect the significant accounting policies of old Pure Nickel and are expressed in Canadian dollars, the reporting currency of old Pure Nickel. Values were assigned to the net assets of Nevada Star and its legal subsidiaries on the acquisition date as follows:

Amount
Cash and cash equivalents	$3,664,761
Amounts receivable	58,935
Prepaid expenses and deposits	74,417
Fixed assets	26,356
Mineral properties	9,791,966
Accounts payable and accrued liabilities	(126,244)
Income taxes payable	(63,915)
Fair value of consideration	$13,426,276

4.

ADOPTION OF NEW ACCOUNTING STANDARDS

(a)

Financial instruments
In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued section 3862

– Financial Instruments – Disclosures, which replaces section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories. The CICA also issued section 3863 – Financial Instruments – Presentation, to enhance the understanding of financial statement users as to the significance of financial instruments with respect to financial position, performance and cash flows. The Company adopted these standards effective December 1, 2007. Also, effective December 1, 2006, the Company adopted CICA section 3855 – Financial Instruments – Recognition and Measurement. Prior periods were not restated. Financial instrument disclosures are set out in note 15.

(b)

Capital disclosures
In December 2006, the CICA issued section 1535 – Capital Disclosures, which is effective for interim and annual financial statements commencing on or after October 1, 2007, and establishes standards for the disclosure of capital management strategies. The Company adopted this standard effective December 1, 2007 – see note 16.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

4.

ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(c)

General standards of financial statement presentation
In June 2007, the CICA issued amended section 1400 – General Standards of Financial Statement Presentation. The section provides revised guidance related to management's responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2009. The adoption of this standard is not expected to have a significant impact on the Company's financial statements.

(d)

International Financial Reporting Standards
The Company will be required to adopt International Financial Reporting Standards (IFRS) in the fiscal quarter ended February 29, 2012. The Company is currently assessing the effect of the change.

5.

SHORT-TERM INVESTMENTS

Short-term investments represent funds invested in a guaranteed investment certificate placed with a Schedule I bank as security for corporate credit cards. The funds are restricted and cannot be withdrawn while the credit cards are outstanding.

6.

FIXED ASSETS

		Accumulated	Net book
November 30, 2008	Cost	depreciation	value
Office equipment	$3,866	$500	$3,366
Computer hardware	11,511	1,661	9,850
Computer software	35,364	31,311	4,053
	$50,741	$33,472	$17,269

		Accumulated	Net book
November 30, 2007	Cost	depreciation	value
Mining equipment	$7,011	$1,402	$5,609
Office equipment	7,363	982	6,381
Computer hardware	8,314	1,678	6,636
Computer software	18,507	9,875	8,632
	$41,195	$13,937	$27,258

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

7.

MINERAL PROPERTIES

Year ended November 30, 2007	Balance, beginning of year	Expenditures capitalized, net of recoveries	Impairment	Value ascribed to warrants received	Balance, end of year
Copper King
Milford (a)	$4,128,838	$–	$–	$–	$4,128,838
MAN Project (b)	8,835,811	398,049	–	–	9,233,860
Salt Chuck (c)	164,976	35,284	–	–	200,260
Fond du Lac (d)	4,347,657	(22,475)	–	–	4,325,182
Thompson*	602,911	38,033	(640,944)	–	–
William Lake (e)	17,445,139	3,463,323	–	(371,080)	20,537,382
Forgues and Haut
Plateau East (f)	(30,000)	(14,724)	–	(30,400)	(75,124)
Manibridge (g)	2,550	427,062	–	–	429,612
Raglan (h)	–	351,392	–	–	351,392
East Hudson*	4,241	2,183	(6,424)	–	–
Rainbow	–	12,538	–	–	12,538
	$35,502,123	$4,690,665	$(647,368)	$(401,480)	$39,143,940

*During the year the Company suspended exploration on the Thompson property and ended the option agreement with respect to that property. The Company also relinquished its rights to the claims and licences associated with the East Hudson property.

Year ended November 30, 2007	Balance, beginning of year	Expenditures capitalized, net of recoveries	Impairment	Value ascribed to warrants received	Balance, end of year
Copper King
Milford (a)	$–	$4,128,838 $	–	$–	$4,128,838
MAN Project (b)	–	8,835,811	–	–	8,835,811
Salt Chuck (c)	–	164,976	–	–	164,976
Fond du Lac (d)	1,111,345	3,236,312	–	–	4,347,657
Fox River	79,307	2,579,912	(2,659,219)	–	–
Thompson	–	602,911	–	–	602,911
William Lake (e)	–	17,445,139	–	–	17,445,139
Forgues and Haut
Plateau East (f)	–	(30,000)	–	–	(30,000)
Manibridge (g)	–	2,550	–	–	2,550
East Hudson	–	4,241	–	–	4,241
	$1,190,652	$36,970,690	$(2,659,219)	$–	$35,502,123

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

(a)

Copper King Milford, Utah, United States

The Copper King Milford property in Utah is approximately 2,830 hectares. Under an agreement, the Company will receive 1% of net proceeds from the first 10,000,000 pounds of copper produced, 1.5% of the net proceeds on all copper produced thereafter, and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million (approximately $12 million), and are subject to a 12% net profits interest (held by a group of private investors that includes a director of the Company – Note 14).

(b)

MAN property, Alaska, United States

The 72,519 hectare MAN property is located 400 km northeast of Anchorage, Alaska. During the year the Company entered into an agreement with Itochu Corporation under which it agreed to reimburse the Company for exploration expenses incurred at MAN to a maximum of US$6.5 million (approximately $8.0 million) in 2008 and 2009. The reimbursement for 2008 was received during the fiscal year, and exploration expenses capitalized are recorded net of the reimbursement received. Under the agreement, Itochu has the right to earn up to a 75% interest in the MAN property by investing an aggregate of US$40 million (approximately $49 million) and meeting certain other conditions, by 2013.

(c)

Salt Chuck, Alaska, United States

The Salt Chuck property consists of mining claims covering approximately 1,081 hectares, near the historic Salt Chuck mine on Prince of Wales Island, Alaska.

(d)

Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

Fond du Lac is located in northern Saskatchewan and comprises six contiguous claims covering 30,640 hectares, on the northern edge of the Athabaska Basin. In 2007, the Company agreed with Red Dragon Resource Corp. to acquire 100% ownership of the project by paying $100,000 and issuing 1,000,000 common shares to Red Dragon.

(e)

William Lake, Manitoba, Canada

The William Lake property is located in central Manitoba. In 2007, the Company paid Xstrata Nickel, a division of Falconbridge Limited, $15,250,000 and issued 4,000,000 common share purchase warrants to acquire the property. Each warrant entitles Xstrata to acquire one common share at $2.00 for a term expiring on May 11, 2010. The warrants were valued at $1,963,411 using the Black-Scholes option-pricing model. Under the agreement, the Company granted Xstrata a 2% net smelter return royalty and the right to repurchase a 50% working interest in the property. During 2008, the Company entered into an option agreement with Rockcliff Resources Inc. under which Rockcliff may earn up to a 70% interest in the Tower property located within the William Lake property area.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

(f)

Forgues and Haut Plateau East, Quebec, Canada

In 2007, the Company granted Manicouagan Minerals Inc. an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Quebec. Manicouagan may earn 50% interest in the properties by spending a minimum of $750,000 on the property before the second anniversary date. Manicouagan may earn an additional 20% if, within 60 days of the second anniversary of the agreement, Manicouagan elects to spend an additional $1,500,000 for a further 12 months in the same manner. This is a related party transaction as a director of the Company is the founder and a significant shareholder of Manicouagan (Note 14).

(g)

Manibridge, Manitoba, Canada

The Manibridge property is located in Manitoba, 128 km southwest of Thompson. The Company has a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each party must contribute properties as well as $3 million each, over a four year period ending December 31, 2011, to fund preliminary exploration activities. The Company also has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area subject to spending a cumulative amount of $3,000,000 on exploration by December 31, 2012.

(h)

Raglan, Quebec, Canada

The Company has three properties in the Raglan area: SR1, POV, and Nuvilik. During 2008 the Company commissioned a VTEM aerial survey of the SR1 claims in the Raglan area. Also, during 2008, the Company entered into an agreement with Minergy Limited under which it granted Minergy an option to earn an interest of up to 70% in 393 mining claims comprising the Nuvilik and POV properties, by incurring up to $6 million of exploration costs over five years.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

8.

SHARE CAPITAL

(a)

Authorized share capital

Authorized share capital consists of unlimited common shares without par value.

(b)

Issued and outstanding share capital

	Number of
	shares	Amount
Balance, November 30, 2006	24,100,001	2,901,845
Issued for cash upon exercise of stock options	100,000	20,000
Issued for services to an officer of the Company	370,000	74,000
Transferred from contributed surplus upon exercise of stock
options	–	2,700
Reverse takeover transaction:
Common shares of old Pure Nickel eliminated	(24,570,001)	–
Common shares of Nevada Star recognized	84,319,285	–
Common shares of Nevada Star issued to shareholders of old Pure Nickel	89,508,515	13,426,276
	173,827,800	16,424,821
Reverse stock split 1:5	(139,062,240)	–
Issued in two private placements for cash, net of share issue
costs	31,999,999	27,528,682
Issued for acquisition of mineral property	1,000,000	1,260,000
Balance, November 30, 2008 and 2007	67,765,559	$45,213,503

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

8.

SHARE CAPITAL (continued)

(c)

Stock options

On May 13, 2008, the shareholders approved a stock option plan that permits the Company to issue share options up to a cumulative amount that may not exceed 10% of shares outstanding. This limit includes options issued under the Company's previous option plan. The exercise price for each option granted under the Plan is based upon the five-day weighted average market price at the date of the grant, and the term may not exceed ten years from the date of the grant of the option. The specific terms including vesting period and term of the option are set by the board of directors.

Stock option activity since November 30, 2006 is presented below:

		Weighted
		average
	Number of	exercise
	shares	price $
Outstanding, November 30, 2006	100,000	0.20
Granted	3,650,000	0.99
Exercised	(100,000)	0.20
Outstanding, November 30, 2007	3,650,000	0.99
Granted	1,075,000	0.26
Forfeited	(300,000)	0.79
Expired	(250,000)	0.90
Outstanding, November 30, 2008	4,175,000	0.83

The following stock options are outstanding and exercisable at November 30, 2008:

Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
Exercise		remaining	average		average
prices	Number of	contractual life	exercise price	Number of	exercise
$	shares	in years	$	shares	price $
0.26	975,000	2.4	0.26	760,000	0.26
0.31	100,000	2.2	0.31	50,000	0.31
0.79	300,000	0.6	0.79	300,000	0.79
0.90	1,975,000	0.7	0.90	1,975,000	0.90
1.07	100,000	1.9	1.07	100,000	1.07
1.30	250,000	1.5	1.30	250,000	1.30
1.45	100,000	1.5	1.45	100,000	1.45
1.50	250,000	1.5	1.50	250,000	1.50
1.55	125,000	1.5	1.55	125,000	1.55
	4,175,000	1.3	0.83	3,910,000	0.86

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

8.

SHARE CAPITAL (continued)

Stock options outstanding at November 30, 2008 expire from December 19, 2008 to June 19, 2011.

(d)

Warrants

Outstanding warrants are presented below:

	Number of shares	Weighted average exercise price $
Outstanding, November 30, 2006	–	–
Issued	20,000,004	1.66
Outstanding, November 30, 2007	20,000,004	1.66
Expired	(5,000,003)	1.20
Outstanding, November 30, 2008	15,000,001	1.82

Warrants expire between January 10, 2009 and May 11, 2010.

(e)

Agent Share Warrants

	Number of shares	Weighted average exercise price $
Outstanding, November 30, 2006	–	–
Issued	500,000	0.90
Outstanding, November 30, 2007	500,000	0.90
Expired	(500,000)	0.90
Outstanding, November 30, 2008	–	–

(f)

Agent Unit Warrants

	Number of shares	Weighted average exercise price $
Outstanding, November 30, 2008 and 2007	629,370	1.25

Agent unit warrants outstanding at November 30, 2008 expire on January 9, 2009.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

9.

CONTRIBUTED SURPLUS

	Year ended November 30, 2008	Year ended November 30, 2007
Balance, beginning of year	$11,362,381	$2,700
Stock-based compensation expense	253,569	2,311,488
Relative fair value of warrants issued in private placements	–	6,221,887
Fair value of agent share warrants issued for share issue costs	–	297,062
Fair value of agent unit warrants issued for share issue costs	–	568,533
Fair value of warrants issued for mineral properties	–	1,963,411
Amount transferred to share capital upon exercise of stock options	–	(2,700)
Balance, end of year	$11,615,950	$11,362,381

10.

STOCK-BASED COMPENSATION

During the year ended November 30, 2008, the Company granted 1,075,000 stock options to directors, officers, employees and consultants of the Company (November 30, 2007 – 3,650,000). The weighted average fair value of each option granted was $0.26 (November 30, 2007 - $0.69) using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

	Year ended	Year ended
	November 30,	November
	2008	30, 2007
Expected option lives	3.0 years	3.0 years
Risk-free interest rate	3.0% - 3.5%	4.1%
Expected dividend yield	0%	0%
Expected stock price volatility	108% - 117%	88.3%

During the year ended November 30, 2008, the Company recognized $253,569 of compensation expense (2007 - $2,311,488), which has been recorded in the consolidated statements of operations, comprehensive loss and deficit.

11.

INCOME TAXES

In assessing the realization of the Company's future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income generated during the carry-forward period.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

11.

INCOME TAXES (continued)

(a)

Income Tax Reconciliation

Income tax expense presented in the statements of operations differs from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 33.5% (November 30, 2007 – 35.2%) to income before income taxes as follows:

	November	November
	30, 2008	30, 2007
Income tax recovery expected at statutory rates	$839,000	$2,511,000
Non-deductible items	(302,000)	(1,755,000)
Change in valuation allowance	(537,000)	(756,000)
Income tax recovery	$–	$–

(b)

Future income tax assets and liabilities

The significant components of the Company's future tax assets are as follows:

	November	November
	30, 2008	30, 2007
Future income tax assets:
Non-capital tax losses carried forward	$1,646,000	$1,453,000
Property and equipment	15,000	7,000
Cumulative eligible capital	45,000	47,000
Reduction of fair value of investments	134,000	–
Canadian exploration and development expenses	457,000	253,000
Total gross future income tax assets	2,297,000	1,760,000
Valuation allowance	(2,297,000)	(1,760,000)
Net future income tax assets	$–	$–

(c)

Non-capital losses

As at November 30, 2008, the Company has non-capital losses carried forward for income tax purposes available to reduce taxable income in future years of $4,913,000 expiring as follows:

$
2009	446,000
2010	159,000
2014	96,000
2015	19,000
2026	178,000
2027	2,836,000
2028	1,179,000
4,913,000

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

11.

INCOME TAXES (continued)

(d)

Exploration expenditures

Under the Income Tax Act, the Company can accumulate its resource related exploration expenses and development expenses (as defined by Canada Revenue Agency), carry them forward indefinitely and use them to reduce taxable income in the future. As of November 30, 2008, the Company has Cumulative Canadian Exploration expenses (CCEE) of $26,724,000 (2007 - $22,868,000) and Cumulative Canadian Development expenses (CCDE) of $223,000 (2007 - $223,000) that can be used to reduce exploration and development taxable income in the future.

12.

LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share for the year ended November 30, 2008 was 67,765,559 (November 30, 2007 – 43,644,922). Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

13.

SUPPLEMENTARY CASH FLOW INFORMATION

	November	November
	30, 2008	30, 2007
Non-cash investing and financing activities:
Common shares issued in reverse takeover transaction (Note 3)	$–	$9,761,516
Common shares issued for acquisition of mineral property	–	1,260,000
Warrants issued for acquisition of mineral property	–	1,963,411
Agent share warrants issued as financing commissions	–	297,062
Agent unit warrants issued as financing commissions	–	568,533
Warrants received for options on mineral property	401,480	–

Cash paid for:
Interest	$–	$32,380
Income taxes	$–	$57,937

14.

RELATED PARTY BALANCES AND TRANSACTIONS

During the year ended November 30, 2008, the Company incurred legal expenses, which are included within administration and general expenses, with a firm of which a director of the Company was a principal, of $255,666 (2007 - $348,536), and paid directors of the Company, and companies controlled by directors of the Company, $79,037 (2007 - $42,170) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value. As described in Notes 7(a) and 7(f) respectively, a director of the Company is part of a group of investors that has a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company's properties.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

15.

FINANCIAL INSTRUMENTS

(a)

Fair value
The Company has various financial instruments comprising of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

Investments consist of warrants to purchase common shares of other entities. These are accounted for as derivatives, and thus recorded at their fair value, which at November 30, 2008 was $2,375. The valuation was calculated using the Black-Scholes option pricing model which takes into account various factors including the strike price of the warrants, the current market prices of the underlying securities and the expected volatility of the prices of the underlying securities. The latter two factors may fluctuate significantly during the term that the warrant is held. In addition, the value of the warrants is reduced as time goes by and the time remaining until expiry is reduced. For these reasons, the fair value of the investments may fluctuate significantly, with the maximum loss restricted to the fair value of the investments noted above.

(b)

Credit risk
The Company maintains all of its cash and cash equivalents and short-term investments invested in short-term instruments of major financial institutions. Most of these amounts are not insured but depend upon the general creditworthiness of the institutions.

(c)

Liquidity risk
The Company has no debt and almost all of its financial assets are liquid, therefore has very limited exposure to liquidity risk.

(d)

Interest rate risk
The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(e)

Currency risk
As the Company operates in the United States, some of the Company's financial instruments and transactions are denominated in United States funds. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations.

At November 30, 2008, the Company had net monetary assets denominated in United States funds of $2,244,812. This represented a higher than normal balance and resulted from a U.S.-dollar cash receipt at the year end, and was significantly reduced shortly after the year-end. Based upon the year-end balance, an increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $417,000, and a reduction of 15% would result in a reduction in the net loss and comprehensive loss of $417,000. Management believes that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

16.

CAPITAL DISCLOSURES

The Company considers all of the components of shareholders' equity to be capital. The Company's objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company has no debt and does not expect to enter into debt financing. It expects to finance exploration activity through joint ventures, sales of property interests, and by raising additional share capital when market conditions are suitable. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements. There were no changes to the Company's approach to capital management during the year.

17.

SEGMENT DISCLOSURES

The Company's fixed assets and mineral properties by geographic distribution are as follows:

November 30, 2008	Canada	United States	Total
Fixed assets	$17,269	$–	$17,269
Mineral properties	25,580,982	13,562,958	39,143,940
	$25,598,251	$13,562,958	39,161,209

November 30, 2007	Canada	United States	Total
Fixed assets	$27,258	$–	$27,258
Mineral properties	22,372,498	13,129,625	35,502,123
	$22,399,756	$13,129,625	$35,529,381

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

18.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain respects from those generally accepted in the United States of America ("U.S. GAAP"). Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAPP, this disclosure is required. Cumulative net losses since inception on April 29, 1987 aggregate $10,296,138.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157 – Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 also establishes a fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability. SFAS No. 157 is effective for the Company beginning in fiscal year 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 157 on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162 – Hierarchy of Generally Accepted Accounting Principles. This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement will be effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendment to AU Section 411 – The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 162 on its consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

18.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company's financial statements.

(i)

Net Loss and Loss per Share

	Year ended November 30, 2008	Year ended November 30, 2007
Net loss under Canadian GAAP	$(2,432,040)	$(7,725,575)
Capitalized expenditures on unproven mineral properties	(3,641,817)	(34,311,471)
Net loss under U.S. GAAP	$(6,073,857)	$(42,037,046)
Loss per share under U.S. GAAP – basic and diluted	$(0.09)	$(0.96)

(ii)

Mineral Properties

	November 30, 2008	November 30, 2007
Mineral properties under Canadian GAAP	$39,143,940	$35,502,123
Capitalized expenditures on unproven mineral properties	(39,143,940)	(35,502,123)
Mineral properties under U.S. GAAP	$–	$–

(iii)

Deficit

	November 30, 2008	November 30, 2007
Deficit under Canadian GAAP	$(10,296,138)	$(7,864,098)
Capitalized expenditures on unproven mineral properties	(39,143,940)	(35,502,123)
Deficit under U.S. GAAP	$(49,440,078)	$(43,366,221)

19.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation.

PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED NOVEMBER 30, 2008

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

MANAGEMENT DISCUSSION AND ANALYSIS

Background and overview

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and related notes.

Pure Nickel Inc. ("Pure Nickel," the "Corporation," "we," "our," "us") is in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. We have a practice of taking undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. If an ore body is indicated or likely, we look to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. In all cases, we would retain a percentage of ownership, in the case of a partnership, or receive a percentage royalty from the production of product resulting from a mining operation.

Our common shares trade on the Toronto Stock Exchange under the symbol "NIC," and on the Over the Counter Bulletin Board in the United States under the symbol "PNCKF". Our consolidated financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars.

We were incorporated under the Company Act (British Columbia) on April 29, 1987, and on June 17, 1998 continued under the Yukon Business Corporations Act. We conduct our U.S. operations through two wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation, and our Canadian operations directly and through PNI Corp., a Canadian corporation.

On December 20, 2007, we announced with great sadness that Mr. J. Jay Jaski, Chairman and CEO had died. The Board of Directors appointed Mr. Robert Angrisano, a former President and CEO of the Corporation to be non-executive Chair and Mr. David McPherson, a director, to be Chief Executive Officer. The vacancy on the Board of Directors has not been filled.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Exploration Projects

We have mineral rights to two premier properties and numerous others in various stages of exploration in North America. A summary of the properties is presented in the table below.

Property	Location	Claims	Comments
area
(approx.)
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	72,930 hectares	The property is currently in the early exploration stage. We regard MAN as one of our more important properties and on November 5, 2008 announced an Option agreement with ITOCHU Corporation.
William Lake	Manitoba (50 km from Grand Rapids)	30,553 hectares	We consider William Lake to be one of premier properties. An extensive exploration program last winter was conducted.
Salt Chuck	Alaska, Prince of Wales Island	1,082 hectares

The property is currently in the early exploration stage. It is located near the historic past producing Salt Chuck mine which was active between 1919 and 1941 with a reported production of 300,000 tons of copper sulphide ore grading 0.95% Cu , 2.0 g/t (grams per ton) Pd, 1.1 g/t Au, and 5.7 g/t Ag.

Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	35,650 hectares	The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co.

Tower Property	Manitoba (50 km from Grand Rapids – part of William Lake)	7,627 hectares

On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.

Manibridge	Manitoba (28 km SW Thompson )	274 hectares

We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	1,152 hectares	Manicouagan Minerals Inc. has an option to earn up to a 70% interest in 39 mining claims. Manicouagan paid us $30,000 and also granted us common share purchase warrants.
Raglan SR1, POV, Nuvilik	Quebec	51,420 hectares	The properties are currently in the early exploration stage. Minergy Ltd. has an option to earn a 70% interest in 393 mining claims comprising the POV and Nuvilik properties.

Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	4,480 hectares	The property is currently in the early exploration stage.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Property	Location	Claims	Comments
area
(approx.)
Copper King Milford	Utah	2,830 hectares

The properties are in the permitting stage, operated by Copper King Mining Corporation. We will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million and are subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Corporation) which will not exceed $1.2 million in the aggregate.

Harp Lake	Central Labrador	475 hectares	This property is in the early exploration stage.

During 2008 we announced an option agreement with ITOCHU Corporation, a multi-billion dollar Japanese conglomerate, for it to earn up to a 75% interest in the MAN property by investing up to US$40 million. ITOCHU has reimbursed us for expenditures incurred at MAN in 2008, and will fund 2009 exploration activity at MAN, to a combined maximum of US$6.5 million. Exploration will be funded through 2014 subject to ITOCHU exercising its option to continue at the end of 2009 and 2013.

The summer 2008 drill program at MAN was focused on the Beta complex. The program encountered operational challenges. Drill production was less than expected and all holes were lost or abandoned before they reached targeted depth. Nevertheless, the drill holes, which targeted broad VTEM conductors, intersected wide zones of weakly disseminated sulphides one of which contained enhanced sulphide concentrations over 0.50 m grading 1.39% Ni and 1.27% Cu. Our geologists were able to initiate a comprehensive prospecting and mapping program and fully acquaint ITOCHU's geological team with the four major ultramafic complexes that comprise the property and lay the foundation for the partnership and the direction of future exploration.

We were pleased with the results of our winter 2008 drill program at William Lake, in particular the discovery of a new mineralized zone. Our plans are to execute the next drill program there in the fall of 2009.

Exploration Plans

We are developing plans for our 2009 exploration program, which is expected to aggregate approximately $5 million to $6 million. A significant portion of the exploration program will be funded by ITOCHU Corporation as part of the MAN project. We focus on our high priority properties (MAN and William Lake), and continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Selected Financial Information

	Year ended	Year ended
	November 30, 2008	November 30, 2007
Revenues	Nil	Nil
Expenses	1,972,406	4,946,798
Net income (loss)	(2,432,040)	(7,725,575)
Net income (loss) per share*	(0.04)	(0.18)
* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Results of Operations

We received no operating revenues during the year ended November 30, 2008, which is unchanged from the previous year. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

Pure Nickel reported a net loss of $2,432,040 or $0.04 per share for the year ended November 30, 2008, compared to a net loss of $7,725,575 or $0.18 per share for the year ended November 30, 2007. Of the loss, $302,950 is from a gain on foreign exchange for which the comparative figure is a loss of $331,560. The Corporation's policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN and Salt Chuck properties) so the gain results from the depreciation of the Canadian dollar during the last part of the year.

General and administrative expenses for the year ended November 30, 2008 were $1,972,406 compared to $4,946,798 in the previous year. The decrease in expenses is primarily attributable to lower stock-based compensation costs including those attributed from option grants to officers, directors and consultants of the Corporation pursuant to its stock option plan. Option grants were non-cash costs aggregating $253,569 for the year ended November 30, 2008 compared to $2,311,488 in the previous year. In addition, legal, accounting and regulatory costs decreased significantly from the prior year because the reverse-takeover transaction occurred in that year and resulted in higher professional and registration fees. The reductions in quarterly expenses from the corresponding quarters the previous year were for these same reasons.

Interest income decreased to $301,390 for the year ended November 30, 2008 compared to $378,816 for the comparative period due to a decrease in the cash balance over the year. Change in fair value of investments is reported as a loss of $399,105. When we receive warrants as part of an option agreement with a venture partner, under Generally Accepted Accounting Principles we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet date. The loss resulted from changes in the fair value of the warrants, which are recorded as Investments of $2,375 at November 30, 2008.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Cash used by operating activities was $484,251, compared to $2,786,072 in the prior year. The cash flow use from loss for the year was reduced by the write-down for impairment of mineral properties of $647,368 for the year ended November 30, 2008 compared to $2,659,219 in the previous year and stock-based compensation expense of $253,569 for the year ended November 30, 2008 compared to $2,385,488 for November 30, 2007, since these are both non-cash expenses. Investing activities consumed cash of $4,775,586 for the year ended November 30, 2008 compared to $22,972,609 in the previous year, the bulk of which was due to capitalization of expenditures on mineral properties. Pure Nickel did not raise any cash through financing activities in the year ended November 30, 2008. Financing activities provided cash of $38,200,924 for the comparative period.

Quarterly Information

Selected financial information for the previous eight quarters is set out below.

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Nov. 30, 2008	Aug. 31, 2008	May 31, 2008	Feb. 29, 2008
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	449,246	338,310	649,262	535,588
Net income (loss)	(168,024)	(1,088,537)	(763,474)	(412,005)
Net income (loss) per share*	(0.002)	(0.02)	(0.01)	(0.01)
	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	Nov. 30, 2007	Aug. 31, 2007	May 31, 2007	Feb. 28, 2007
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Expenses	1,061,731	979,214	2,755,543	150,310
Net income (loss)	(3,514,569)	(907,102)	(3,105,926)	(148,022)
Net income (loss) per share*	(0.052)	(0.017)	(0.088)	(0.036)
* Note: Fully diluted loss per share is not presented since it would be anti-dilutive.

Liquidity and Capital Resources

Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, and shares for services, property or other assets). Fluctuations in our share price will affect ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our warrants to exercise them into shares of the Corporation.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

We had cash and equivalents of $7,700,559 at November 30, 2008 compared to $12,960,396 at November 30, 2007. Working capital was $7,369,731 at November 30, 2008 compared to $13,182,405 at November 30, 2007. Current liabilities at November 30, 2008 consisted of accounts payable and accrued liabilities payable totalling $455,827 compared to $477,076 at November 30, 2007.

The exploration and development of our mineral projects will require substantial additional capital. A significant portion of the 2009 exploration program will be funded by ITOCHU Corporation as part of the MAN project. During 2009 we will focus on our high priority properties (MAN and William Lake), and continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us. Management reviews the properties on a regular basis and abandons claims and writes off their book value when it is determined that further exploration is not likely to be productive. Management last carried out this review at November 30, 2008.

Management believes that the working capital on hand at November 30, 2008 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

Off-Balance-Sheet Arrangements

We have not entered into any off-balance-sheet financing arrangements.

Transactions with Related Parties

During the year ended November 30, 2008, we incurred expenses with a firm of which a director was a principal during the period of $255,666 (2007 - $348,536) for legal services, and we paid directors and companies controlled by directors $79,037 (2007 - $42,170) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

Proposed Transactions

We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Share Capital

At November 30, 2008, share capital was as follows:

Issued and outstanding common shares	67,765,559
Stock options	4,175,000
Share purchase warrants	15,000,001
Agent's share warrants	629,370

The 629,370 agent unit warrants expired on January 9, 2009. 11,000,001 of the 15,000,001 warrants expired January 10, 2009, leaving a balance of 4,000,000 outstanding. During December 2008, 1,200,000 stock options were forfeited and 785,000 stock options were granted, leaving a balance of 3,760,000 outstanding.

Critical Accounting Estimates and Policies

Our consolidated financial statements for the year ended November 30, 2008 are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Management makes certain estimates and relies upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

The most significant accounting estimates for us relate to the carrying values of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period.

Following are our more critical accounting policies.

Mineral Properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess is recognized as income.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Foreign Currency Translation

The consolidated financial statements are stated in Canadian dollars, which is our functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

Financial Instruments, including Investments

Financial instruments are measured at fair value upon initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. We have designated cash and cash equivalents and restricted cash as held-for-trading. Short-term investments are designated as available-for-sale. Accounts receivable are classified as loans and receivables and approximate fair value. Accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statement of operations, comprehensive loss and deficit.

Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

Stock Based Compensation

We have a plan for granting stock options to management, directors, employees and consultants. We recognize compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. We estimate the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Changes in Accounting Policies

Financial Instruments

Effective December 1, 2007, we adopted new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

  CICA 3862, "Financial Instruments – Disclosures." This standard relates to the disclosures of financial instruments. It applies to interim and annual consolidated financial statements for fiscal years beginning on or after October 1, 2007.

  CICA 3863, "Financial Instruments – Presentation." This standard relates to the presentation of financial instruments. It applies to interim and annual consolidated financial statements for fiscal years beginning on or after October 1, 2007.

  CICA 1535, "Capital Disclosures." This standard relates to the disclosure of capital management strategies. It applies to interim and annual consolidated financial statements for fiscal years beginning on or after October 1, 2007.

General Standards of Financial Statement Presentation

In June, 2007, the CICA issued amended Handbook Section 1400, "General Standards of Financial Statement Presentation". The section provides revised guidance related to management's responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2008. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

International Financial Reporting Standards

We will be required to adopt International Financial Reporting Standards (IFRS) in the fiscal quarter ended February 29, 2012. We are currently assessing the effect of the change.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Corporation have evaluated the effectiveness of the Corporation's disclosure controls and procedures for the year ended November 30, 2008 and have concluded that these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, are effective and that material information relating to the Corporation was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Management is also responsible for the design of internal controls over financial reporting ("ICOFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated whether there were changes in ICOFR during the year ended November 30, 2008 that have materially affected, or are reasonably expected to materially affect, its ICOFR. No such changes were identified.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Economic Factors

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. Management is of the view that the previous historically high price of nickel may not be regained, however, the long-term forecast price is sufficiently attractive to justify our focus on nickel projects.

We report our financial results in Canadian dollars although our revenues, if any, will be primarily, earned in U.S. dollars, while our expenses are in both currencies. The Canadian dollar has shown significant volatility compared with the U.S. dollar. As a result, prices of commodities (such as nickel) as well as the Canadian value of disbursements incurred in United States funds have been highly volatile. We take this volatility and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

Risks

Selected risk factors are shown below. Additional risk factors that you should consider are set out in our Annual Information Form available at www.sedar.com. For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml

We have a limited operating history and as a result there is no assurance we can operate profitably or with a positive cash flow.

We have a limited operating history and are an exploration stage company. Our operations are subject to all the risks inherent in the establishment of an exploration stage enterprise and the uncertainties arising from the absence of a significant operating history. Investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that the Corporation plans to undertake.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

 These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The amounts disbursed by us in the exploration of the mineral claims may not result in the discovery of mineral deposits. Problems such as unusual or unexpected formations of rock or land and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If the results of future exploration programs do not reveal viable commercial mineralization, we may decide to abandon our claims and in fact have abandoned some already.

If we do not obtain additional financing, our business will fail and investors could lose their investment.

We had cash and equivalents of $7,700,559 and working capital was $7,369,731 at November 30, 2008. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). Our business plan calls for substantial investment and cost in connection with the acquisition and exploration of our mineral properties currently under lease and option. In order to maintain certain of its property claims and joint venture agreements in good standing, we must incur certain minimum exploration expenditures annually. There can be no assurance that we will have the funds required to make such expenditures or that those expenditures will result in positive cash flow. Any direct acquisition of any of the claims under lease or option is subject to our ability to obtain the financing necessary to fund and carry out exploration programs on the subject properties. The requirements are substantial. There are no arrangements in place for additional financing and there is no assurance that we will be able to find such financing if required.

We are an exploration company with an accumulated deficit of $10,296,138 as at November 30, 2008. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary to raise substantial funds from external sources. If we do not raise these funds, we will be unable to pursue our business activities, and our investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests that would negatively affect the market value of the shares.

Because there is no assurance that we will generate revenues, we face a high risk of business failure.

We have not earned any revenues to date and have never had positive cash flow. Before being able to generate revenues, we will incur substantial operating and exploration expenditures without receiving any revenues. Therefore we expect to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from our activities, we will not be able to earn profits or continue operations. Based upon current plans, we expect to incur significant operating losses in the future. We cannot guarantee that we will be successful in raising capital to fund these operating losses or generate revenues in the future. There is no assurance that we will ever generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail and our investors could lose their entire investment.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

There are no known reserves of minerals on our mineral claims and there is no assurance that we will find any commercial quantities of minerals.

We have not found any mineral reserves on our claims and there can be no assurance that any of the mineral claims under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that we will be able to exploit the reserves or, if we are able to exploit them, that it will be profitable. Substantial expenditures will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving no return or an inadequate return on invested capital.

Because of the speculative nature of the exploration of natural resource properties, there is substantial risk that our business will fail.

While the discovery of a commercially viable ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines. There is no assurance that any of the claims that we will explore or acquire will contain commercially exploitable reserves of minerals. Exploration for natural resources is a speculative venture involving substantial risk. Even a combination of careful evaluation, experience and knowledge may not eliminate such risk. Hazards such as unusual or unexpected geological formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability of us to obtain suitable machinery, equipment or labour are all risks involved with the conduct of exploration programs and the operation of mines. Development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

We are subject to market factors and volatility of commodity prices beyond our control.

The marketability of mineralized material that we may acquire or discover will be affected by many factors beyond our control. These factors include market fluctuations in the prices of minerals sought which are highly volatile, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be predicted, but may result in receiving a very low or negative return on invested capital. Prices of certain minerals have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by us would have a material adverse effect on us, and could result in the suspension of our exploration programs or mining operations.

Our stock price could be volatile

Market prices of securities of many public companies have experienced significant fluctuations in price which have not been related necessarily to the operating performance, underlying asset values or prospects of such companies. The market price of our common shares has been and is likely to remain volatile. Results of exploration activities, the price of nickel, future operating results, changes in estimates of our performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond our control could cause a significant decline of the market price of our common shares.

If we do not make certain payments or fulfill other contractual obligations, we may lose our option rights and interests in our joint ventures.

We may, in the future, be unable to meet our share of costs incurred under option or joint venture agreements to which we are a party and we may have our interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on us.

We may not have good title to our mining claims, potentially impairing our value.

Our mineral property interests may be subject to prior unregistered agreements of transfers or native land claims, and title may be affected by undetected defects. There can be no assurance that we will be able to obtain the required mining and other permits for any of our mineral projects, if, as, and when mining operations come viable at such mining projects.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

If key employees or consultants leave the company, we will be harmed since we are heavily dependent upon them for all aspects of our activities.

We are dependent upon key employees and contractors, the loss of any of whom could have a negative impact on our ability to operate the business and could cause a decline in value or cash flows from our properties or additional costs from a delay in development or exploration of properties.

If we do not comply with all applicable regulations, we may be forced to halt our business activities and/or incur significant expense.

We are subject to various government and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of exploration, mining operations and reclamation. We cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of our Canadian and/or U.S. properties, including those with respect to unpatented mining claims.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities that may result in operations ceasing or being curtailed; and may include corrective measures requiring capital expenditures, installation of additional equipment, or other expensive and/or time-consuming remedial actions. Parties engaged in the exploration or development of exploration properties may be required to compensate those suffering loss or damage by reason of such parties' activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Our activities are not only subject to extensive federal, provincial, state and local regulations controlling the exploration and mining of mineral properties, but also the possible effects of such activities upon the environment as well as costs, cancellations and delays resulting from lobbying activities of environmental groups. Future legislation and regulations could cause additional disbursements, capital expenditures, restrictions and delays in the development of our properties, the extent of which cannot be predicted. Also, as noted above, permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. In the context of environmental permitting, including the approval of reclamation plans, we must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. If we become more active on our properties, compliance with environmental regulations may increase our costs. Such compliance may include feasibility studies on the surface impact of proposed operations; costs associated with minimizing surface impact, water treatment and protection, reclamation activities including rehabilitation of sites, on-going efforts at alleviating the mining impact on wildlife, and permits or bonds as may be required to ensure our compliance with applicable regulations. The costs and delays associated with such compliance may result in us deciding not to proceed with exploration, development or mining operations on any mineral properties.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
Year ended November 30, 2008

Exercise of outstanding warrants, options, and other future issuances of securities will result in dilution of our common shares.

As of November 30, 2008, there were 67,765,559 common shares issued and outstanding as well as warrants and options as set out in the Share Capital note above.

The holders of the warrants and options are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of warrants and options may exercise such securities at a time when we would otherwise be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by those outstanding rights.

The increase in the number of common shares issued and outstanding and the possibility of sales of such shares may depress the market price of our common shares. In addition, as a result of any such issuances the votes of existing shareholders will be diluted.

Forward-Looking Statements

This Management Discussion and Analysis includes forward-looking statements concerning our future performance, operations, and financial performance and financial condition. These forward-looking statements may include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. When used herein, the words "plan", "believe", "anticipate", "may", "should", "intend", "estimate", "expect", "project", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors including economic conditions, technological change, regulatory change, and competitive factors, many of which are beyond our control.

Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.

Board of Directors	Management	Auditors

Robert Angrisano	David R. McPherson	SF Partnership LLP
Chairman of the Board	Chief Executive Officer & President	4950 Yonge St. 4th Floor
North York, ON
David R. McPherson	Jeffrey D. Sherman	T. (416) 250-1212
Chief Executive Officer & President	Chief Financial Officer	F. (416) 250-1225

Harry Blum	Larry Hulbert	Transfer Agent
Director	Chief Consulting Geologist
Managing Partner, Collins		Computershare Trust
Barrow Toronto LLP	Philip Mudry	Company of Canada
	Chief Exploration Consultant	100 University Ave.
David Russell		9th Floor, North Tower
Director	Dale Hull	Toronto, ON M5J 2Y1
CEO, Apollo Gold Corporation	Chief Operations Consultant	T. (888) 736-1755

Constantine Salamis	Dallas Davis	Share Listing
Director	Consulting Geologist
TSX: NIC
Steve Vaughan	Lisa Buchan	OTCBB: PNCKF
Director	Business Manager
Partner, Heenan Blaikie LLP	Corporate Secretary

Pure Nickel Inc.
95 Wellington St. West
Suite 900
Toronto, Ontario
Canada
T. (416) 644-0066
F. (416) 644-0069
www.purenickel.com